SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 26 July 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                            July 26, 2016
OPENREACH TO BE MORE INDEPENDENT AND TRANSPARENT
An Openreach Board to be established with a majority of independent members
Openreach to have greater autonomy, budgetary control and decision making powers
New commitments to improve transparency and industry consultation
BT today confirmed it has volunteered significant governance changes to further increase the independence and transparency of its local network business Openreach. It believes these unprecedented changes, elements of which have been welcomed by Ofcom today, can form the basis for a fair, proportionate and sustainable regulatory settlement. They can also help Ofcom conclude its review and achieve its aims in a quicker timeframe.
            The changes will enable BT to focus on its plans to further improve the UK's digital infrastructure. The UK is already the leading digital economy in the G20 and BT will help it maintain that lead by investing a further six billion pounds in its fixed and mobile networks over the next three years. Capital expenditure has risen by more than thirty per cent at Openreach over the past two years and will rise again this year as the business focuses on delivering better service, broader coverage and faster speeds.
The main governance changes include: the creation of an Openreach Board with an independent Chair and a majority of independent members; the greater delegation of strategic, operational and budgetary responsibilities; and an enhanced consultation process with industry on future investment plans.
BT believes the re-organisation of Openreach addresses the concerns relating to governance set out by the Culture, Media and Sport select committee which last week requested that BT "allows Openreach much more autonomy over what it invests, when and where". The changes also meet all of the objectives Ofcom outlined for the strengthened independence of Openreach in February1.
●      "More independent governance, with a responsibility to serve all customers equally".  BT will establish an Openreach Board as a board committee of BT plc, BT's main operating company. It will have a majority of independent members, including the Chair, all to be appointed in consultation with Ofcom. The Board will be accountable for Openreach's strategy and operational delivery. The Openreach CEO will be accountable to this Board and will report into the BT Group Chief Executive.
An obligation for Openreach to serve all its customers equally will be included in the Articles of Association of BT plc. This will supplement the legal obligations set out in the current regulatory Undertakings and strengthen Openreach's purpose to serve all of its customers equally.
●      "Increasing Openreach's autonomy over budget and decision making". Openreach and its Board will enjoy a high level of autonomy. Openreach will produce Annual Operating and Medium Term Plans setting out its budgetary, strategic and operational objectives. The Openreach Board and CEO will also control how they deploy capital, within the overall budget agreed with the BT Board. This is in keeping with its wider corporate responsibilities and its legal duties as a public company.
●      "Improving Openreach's approach to consultation with customers". A formal three stage process will be introduced whereby industry will be consulted in advance on substantial investment decisions and the development of new products. This process will include an early stage during which Openreach can engage with its communications provider customers on a confidential basis.
●      "Enhancing Openreach's operational capacity". Openreach will have access to sufficient capabilities and resources to make its own decisions and run its own operations.

Gavin Patterson, BT Group Chief Executive, said: "The UK is the most digitally advanced nation in the G20 and further investment is required if it is to keep and extend that lead. That's why we are poised to invest a further six billion pounds in our UK networks over the next three years".
"We have listened to Ofcom and industry and are introducing significant changes to meet their concerns. These changes will make Openreach more independent and transparent than it is today, something both Ofcom and industry have requested.
"Openreach is committed to delivering better service, broader coverage and faster speeds and these changes will enable it to do just that. Our proposals can form the basis for a fair and sustainable regulatory settlement and we believe they can also enable Ofcom to bring its Review to a speedier conclusion."
 BT's re-organisation of Openreach will provide all the benefits that Ofcom is seeking while avoiding the extensive, disproportionate costs that would be incurred if assets had to be transferred into a newly incorporated subsidiary company. It will also ensure that Openreach continues to benefit from being part of the larger BT Group, which helps to reduce the risk it faces when investing in new products.
Openreach will remain a heavily regulated business with Ofcom determining the prices for more than ninety per cent of its products. It will continue to be overseen by Ofcom which already has powers to ensure that Openreach serves all of its customers on an equal basis, supporting what is an intensely competitive retail market. BT's governance changes will serve to supplement and reinforce this existing regulation.
Patterson added: "Proportionality has to underpin any regulatory solution and we believe our proposals are a bold and appropriate response to the concerns outlined by Ofcom and others. We have considered the more extreme solutions proposed by others but they would be overly complex, disproportionately costly and time consuming to implement. They would also undermine Openreach's ability to invest and create years of uncertainty."
BT has discussed its governance changes at length with Ofcom over many months. It formally notified them on 19 July, stating that it intends to implement them within six months, subject to Ofcom agreeing to vary the existing Undertakings.  It is calling on Ofcom to support these proposals as the best way forward for the country and as the foundation for the competition and investment in digital networks that the UK needs.
For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

Notes to Editors:
BT has submitted a formal notification to Ofcom of its intention to implement changes to the existing functional separation arrangements of Openreach in full immediately upon Ofcom agreeing to vary BT's Undertakings.  In any event, BT intends to implement so much of this reorganisation as possible whilst remaining compliant with the Undertakings in their current form, within six months.
BT has submitted a formal notification to Ofcom under section 89C Communications Act 2003, which implements Article 13b of the Access Directive which allows for operators to implement functional separation on a voluntary basis.  Ofcom must as soon as reasonably practicable consider the impact of this notification on the existing SMP regulation on Openreach.
In parallel, BT has submitted an application for material variations to the existing BT Undertakings under section 154(7) Enterprise Act 2002, which Ofcom is also required to consider as soon as reasonably practicable.
About BT
BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2016, BT Group's reported revenue was £19,042m with reported profit before taxation of £3,029m.
British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.
For more information, visit www.btplc.com

1 Section 6.66 of Ofcom's Digital Communications Review Initial Conclusions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 26 July 2016